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July 8, 2025

Securities and Exchange Commission

100 F Street, N. E.

Washington, D.C. 20549

Ladies and Gentlemen:

We have read Exhibit 19 (a)(5) to Form N-CSR dated July 8, 2025 of Morningstar Funds Trust and are in agreement with the statements contained in the Changes in and Disagreements with Accountants for Open-End Management Investment Companies section included on page 273 of the Annual Financial Statements and Additional Information and the statements included in the Changes in and Disagreements with Accountants section of the Annual Shareholder Reports. We have no basis to agree or disagree with other statements of the registrant contained therein.

Yours very truly,

/s/ Ernst & Young LLP Chicago, IL

A member firm of Ernst & Young Global Limited